UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of November, 2016.

Commission File Number: 1-31253

PENGROWTH ENERGY CORPORATION

(Exact name of registrant as specified in its charter)

2100, 222 Third Avenue S.W.

Calgary, Alberta T2P 0B4 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐              Form 40-F  ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

INCORPORATION BY REFERENCE

Exhibit 99.1 to this report on Form 6-K is hereby incorporated by reference into the registration statements on Form F-3D (File No. 333-180888) and F-10 (File No. 333-204089) of Pengrowth Energy Corporation.

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index to this Form 6-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PENGROWTH ENERGY CORPORATION

November 22, 2016	By:	/s/ Andrew D. Grasby
	Name:	Andrew D. Grasby
	Title:	Senior Vice President, General Counsel & Corporate Secretary

EXHIBIT INDEX

  Exhibit No.

99.1	Notice of Meeting and Management Information Circular in Respect of a Meeting of Holders of 6.25% Convertible Unsecured Subordinated Debentures due March 31, 2017 dated November 17, 2016

99.2	Form of Proxy